CONTACT: Paul C. Desjourdy
                                       Exec. Vice President/CFO
                                       SYMBOLLON CORPORATION
FOR IMMEDIATE RELEASE                  (508) 443-0165


                         SYMBOLLON CORPORATION WITHDRAWS
                     510(K) PRE-MARKET NOTIFICATION FILING;
              WILL FOCUS ON OTHER POTENTIAL USES FOR ITS CHEMISTRY

SUDBURY, MASSACHUSETTS, December 10, 1996 -- Symbollon Corporation (NASDAQ:SYMBA, SYMBW, SYMBZ) today announced that it has agreed to withdraw its 510(k) pre-market notification filing to the FDA covering the Company's high level disinfectant formulation for the reprocessing of medical instruments. The Company is continuing to develop, internally and through corporate partners, products in the infection prevention, dermatology and bioagricultural markets.

The Company's decision to withdraw the 510(k) was prompted by two concerns raised by the FDA regarding the sporicidal test results contained in the Company's 510(k) submission. These concerns focused on the test protocol used in and the duration of time required to pass the AOAC Sporicidal Assay. Dr. Jack Kessler, Chairman of the Board of the Company, said with regard to the test protocol that "the Company's high level disinfectant formulation is inactivated by the silk carrier required to be used under the current FDA guidelines in the AOAC Sporicidal Assay. Symbollon used a Dacron carrier in order to produce a more scientifically valid result; however, the FDA has indicated that, at present, such use of an alternative carrier is not acceptable. The Company felt its test results demonstrated that its formulation was efficacious and safe for the application."

Dr. Kessler further stated that "based on the FDA's present position on the sporicidal test requirements and in light of the Company's other product development opportunities, which will not be impacted by the FDA position, the Company currently does not plan to resubmit the 510(k) application. The Company intends to focus its resources on other areas of potential use for the Company's chemistry, in the infection prevention, dermatology and bioagricultural markets."

                          ----------------------------

Symbollon Corporation is engaged in research and development of proprietary sterilants, disinfectants, antiseptics and sanitizers designed to kill a broad spectrum of microorganisms while remaining safe to both people and the environment.


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